Exhibit 99.1

Integrated Media Technology Limited

Suite 1401 Level 14

219-227 Elizabeth Street

Sydney NSW 2000

T: +61 8 8233 0881

www.imtechltd.com

A.B.N. 98 132 653 948

INTEGRATED MEDIA TECHNOLOGY LIMITED

ACN 132 653 948

Notice of Annual General Meeting and

EXPLANATORY MEMORANDUM

Date of Meeting:	Wednesday, 31 May 2023

Time of Meeting:	10:30am (Sydney time)

Place of Meeting:	Suite 1401 Level 14, 219-227 Elizabeth Street
Sydney NSW 2000

This Notice of Annual General Meeting and Explanatory Memorandum should be read in their entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser without delay.

Notice of Meeting

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that an Annual General Meeting of the Shareholders of Integrated Media Technology Limited ACN 132 653 948 (Company) will be held at:

Venue:	Suite 1401 Level 14, 219-227 Elizabeth Street, Sydney NSW 2000

Date :	31 May 2023

Time:	10:30am (Sydney time)

If you are unable to attend to meeting, we encourage you to complete and return the enclosed Proxy Form. The completed Proxy Form must be received by the Company at least 48 hours before the commencement of the meeting.

This Notice of Meeting should be read in conjunction with the accompanying Explanatory Memorandum. The Explanatory Memorandum to this Notice provides additional information on matters to be considered at the Meeting.

Terms used in this Notice of Meeting are defined in Section 4 of the accompanying Explanatory Memorandum.

The Directors have determined that the persons eligible to vote at the Meeting are those who are registered Shareholders of the Company at 10:30am (Sydney time) on Monday 29 May 2023.

AGENDA

Ordinary business

Financial Statements

Consideration of the annual financial report, directors’ report and auditor’s report.

Note: There is no requirement for shareholders to approve these reports.

Resolutions

1. Resolution 1: Appointment of Director: Hazran Mohamed (“Mr. Mohamed”)

To consider and, if thought fit, pass the following Resolution, as an Ordinary Resolution of the Company, with or without amendment:

“That for all purposes, Mr. Mohamed is elected as a director of the Company in accordance with clause 15.3 of the Company’s Constitution.”.

2. Notes and Voting Exclusion Statement

2.1 Notes

(a)	Terms used in this Notice of Meeting are defined in the “Interpretation” section of the accompanying Explanatory Memorandum.

(b)	A detailed summary of the Resolutions is contained within the Explanatory Memorandum.

Notice of Meeting

2.2 Voting Exclusion Statement

The Company will disregard any votes by the following people:

(a)	with respect to Resolution 1, Hazran Mohamed and his nominees and any associates of them.

3. General Business

To consider any other business as may be lawfully put forward in accordance with the Constitution.

4. Explanatory Memorandum

The Explanatory Memorandum and the Proxy Form accompanying this Notice of Meeting are incorporated in and comprise part of this Notice of Meeting and should be read in conjunction with it.

5. Proxies

Please note that:

(a)	a Shareholder entitled to vote at the Annual General Meeting is entitled to appoint a proxy;

(b)	a proxy need not be a member of the Company;

(c)	a Shareholder may appoint a body corporate or an individual as its proxy;

(d)	a body corporate appointed as a Shareholder’s proxy may appoint an individual as its representative to exercise any of the powers that the body may exercise as the Shareholder’s proxy; and

(e)	Shareholders entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half the votes.

The enclosed Proxy Form provides further details on appointing proxies and lodging Proxy Forms. If a Shareholder appoints a body corporate as its proxy and the body corporate wishes to appoint an individual as its representative, the body corporate should provide that person with a certificate or letter executed in accordance with the Corporations Act authorizing him or her to act as that company’s representative. The authority may be sent to the Company or its share registry in advance of the Meeting or handing in at the Meeting when registering as a corporate representative.

6. Voting Entitlements

The Board has determined that a person’s entitlement to vote at the Annual General Meeting will be the entitlement of that person set out in the register of Shareholders as at 10:30am (Sydney time) on 29 May 2023.

Accordingly, transactions registered after that time will be disregarded in determining Shareholder’s entitlement to attend and vote at the Annual General Meeting.

By order of the board

/S/ Mr. Zhongqing Yang
Zhongqing Yang
Chairman
2 May 2023

Explanatory Memorandum

1. Introduction

This Explanatory Memorandum is provided to shareholders of Integrated Media Technology Limited ACN 132 653 948 (Company) to explain the Resolutions to be put to Shareholders at the Annual General Meeting to be held at Suite 1401 Level 14, 219-227 Elizabeth Street, Sydney NSW 2000.

The Directors recommend Shareholders read the accompanying Notice of Meeting and this Explanatory Memorandum in full before making any decision in relation to the Resolutions.

Terms used in this Explanatory Memorandum are defined in section .

2. Resolution 1: Appointment of Director: Hazran Mohamed

Resolution 1 seeks approval for the election of Hazran Mohamed (“Mr. Mohamed”) as a director of the Company.

In accordance with Clause 15.3 of the Company’s Constitution, a new director appointed to the Board since the last General Meeting must retire and may be re-appointed by the Company in a General Meeting of Shareholders.

Mr. Mohamed, aged 52, has over 15 years of experience as journalist working as news editor for television. Currently he is an independent journalist in Malaysia. From 2020 to 2022, he was the Press Secretary to Minister of Ministry of Rural Development (“KPLB”), a government linked entity in the business of rural development in line with the Malaysian government’s initiative in addressing poverty, improving the quality of life and well-being of the rural community. Prior to joining the KPLB, Mr. Mohamed has worked in senior positions as a Special Officer to Chairman of Tenaga National Berhad (TNB), the national electricity company of Malaysia. From 2016 to 2018 he served as the Head of Corporate Communication for Ministry of Education.

Mr. Mohamed received a Bachelor of Social Science & Malay Literature from Universiti of Malaya.

Directors’ recommendation

The Directors recommend that shareholders vote in favour of this Resolution.

3. Interpretation

The following terms used in the Notice of the Annual Meeting and the Explanatory Memorandum are defined as follows:

AGM means Annual General Meeting.

ASIC means the Australian Securities and Investments Commission.

Board means the board of directors of the Company.

Company means Integrated Media Technology Limited ACN 132 653 948.

Constitution means the constitution of the Company from time to time.

Corporations Act means the Corporations Act 2001 (Cth) as amended, varied or replaced from time to time.

Director means a director of the Company from time to time.

Explanatory Memorandum means this explanatory memorandum accompanying the Notice of Meeting.

Group means Company and its Subsidiaries, and Group Company means any one of them.

Explanatory Memorandum

Meeting or Annual General Meeting means the Annual general meeting to be held on 31 May 2023.

Notice of Meeting or Notice means the notice of meeting giving notice to shareholders of the Meeting, accompanying this Explanatory Memorandum.

Ordinary Resolution means a resolution passed by more than 50% of the votes cast at a general meeting of shareholders.

Resolution means a resolution proposed at the Meeting.

Share means an ordinary fully paid share in the issued capital of the Company.

Shareholder means a holder of Shares in the Company.

Any inquiries in relation to the Resolutions or the Explanatory Memorandum should be directed to

Zhongqing Yang

(Director)

Suite 1401 Level 14, 219-227 Elizabeth Street, Sydney NSW 2000

Telephone:	+61 8 8233 0881

Email:	corporate@imtechltd.com